EXHIBIT 21

SUBSIDIARIES OF CBRE GROUP, INC.
AT DECEMBER 31, 2022
The following is a list of subsidiaries of CBRE Group, Inc. (the “Company”) as of December 31, 2022, omitting subsidiaries which, considered in the aggregate as if they were a single subsidiary, would not constitute a significant subsidiary.

State (or Country) of Incorporation
Name

CBRE Services, Inc.	Delaware
CB/TCC, LLC	Delaware
CBRE, Inc.	Delaware
CBRE Holdco, Inc.	Delaware
CBRE Holdings, LLC	Delaware
CBRE Partner, Inc.	Delaware
CBRE Capital Markets, Inc.	Texas
CB/TCC Global Holdings Limited	United Kingdom
CBRE Holdings Limited	United Kingdom
CBRE Limited	United Kingdom
Turner & Townsend Holdings Limited	United Kingdom
CBRE Global Holdings	Luxembourg
CBRE Luxembourg Holdings	Luxembourg
CBRE Global Acquisition Company	Luxembourg
Relam Amsterdam Holdings B.V.	The Netherlands